May 21, 1995

          BY HAND DELIVERY

          Board of Directors
          Grow Group, Inc.
          200 Park Avenue
          New York, NY  10166

          Dear Sirs:

                    As you know, Sherwin-Williams has serious concerns with the auction procedures outlined in Daniel Stoller's May 17 letter. Sherwin-Williams strongly believes that an open, multiple round bidding process is the most effective means of ensuring that Grow's stockholders receive the highest value for their Grow stock.

                    On May 8, 1995, Sherwin-Williams commenced a cash tender offer at a price of $19.50 per share of Grow common stock. As of the time we are submitting this letter to you, the Sherwin-Williams bid is the highest offer by a substantial margin being presented to Grow's stockholders. Nonetheless, because Sherwin-Williams wishes to be constructive in your effort to bring the auction process to a swift conclusion, by means of this letter and the enclosed merger agreement Sherwin-Williams hereby offers to purchase all of the outstanding shares of Grow's common stock at a price of $20.00 per share in cash.

                    Sherwin-Williams is prepared to respond
          promptly to a higher bid submitted by ICI. Accordingly, in order for you to obtain the best value for your stockholders, it is essential that Sherwin-Williams be given an opportunity to participate further in an ongoing bidding process. Thus, we expect you will promptly advise us of any ICI proposal that is equal to or in excess of our offer in order to permit us the opportunity to respond quickly to any proposal ICI may make, and we request that you do so.

                    Enclosed with this letter are two originally executed copies of an Agreement and Plan of Merger in the same form as the "Sherwin-Williams Form of Merger
          Agreement" that Mr. Stoller delivered to our counsel on May 18, 1995 reflecting our $20.00 cash offer.

                    We urge you not to enter into any binding agreement with ICI or any other party, particularly one containing a break-up fee or other provisions that could prevent your stockholders from receiving maximum value for their shares, without first giving us the opportunity to make a better bid.

                    This letter is not intended to, and does not, conform to the bidding procedures set forth in Mr. Stoller's May 17 letter. Sherwin-Williams expressly reserves the right to submit this bid and any further bids which do not conform to such procedures. We do not agree to be bound by any of the limitations purportedly imposed under those procedures, including the purported requirement to accept any determination of Grow's Board as to the manner of bidding, the Grow Board's determination of the "winning" bid, or the purported requirement that the "losing" bidder withdraw its tender offer and not make any further offer.

                    We look forward to hearing from you as soon as possible. You can contact me at any time through Rogers & Wells at 878-8281.

                                        Sincerely,

                                        Conway G. Ivy